MOKO.mobi Limited ACN 111 082 485 ASX:MKB T: +61 2 9299 9690 F: +61 2 9299 9629 Suite 4 Level 9 341 George Street Sydney, NSW, 2000, Australia Website: www.mokosocialmedia.com Email: contact@moko.mobi

June 24, 2014

Mark P. Shuman
Branch Chief – Legal
United States Securities and Exchange Commission
100 F. Street, NW
Washington, D.C. 20549

Re: MOKO Social Media Limited

Registration Statement on Form F-1

File No. 333-196073

Post-Effective Amendment No. 1 on Form F-6

File No. 333-168112

Registration Statement on Form 8-A

File No. 001-36488

Dear Mr. Shuman:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced filings so that such registration statements or post-effective amendment thereto, as the case may be, will become effective as of 4:00pm on June 26, 2014, or as soon thereafter as practicable. By separate letter, the underwriters for the issuance of the securities being registered join in this request.

The Company hereby acknowledges that:

  Should the Securities and Exchange Commission (the “Commission ”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;
  The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

June 24, 2014

BY EDGAR AND EMAIL

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	MOKO Social Media Limited Registration Statement on Form F-1 (File No. 333-196073)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join MOKO Social Media Limited in requesting that the effective date of the above referenced Registration Statement on Form F-1 be accelerated and that such Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 26, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that between June 10, 2014 and June 23, 2014, as of 4:00 p.m. Eastern Time, the undersigned had effected the distribution of approximately the following number of copies of the Preliminary Prospectus, dated June 10, 2014:

Institutions	243
Individuals	92
Total	335 Copies

Very truly yours,

NORTHLAND SECURITIES, INC.

/s/ Benjamin Bowen
By: Benjamin Bowen Title: Managing Director

CHARDAN CAPITAL MARKETS, LLC

/s/ Jonas Grossman
By: Jonas Grossman Title: Managing Partner